July 18, 2007

Via EDGAR and Facsimile (202) 772-9218

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Great American Financial Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on February 28, 2007
File No. 001-11632

Dear Mr. Rosenberg:

We are responding to the Staff's comments to the Form 10-K contained in the letter dated July 17, 2007.

Item 9A. Evaluation of Disclosure Controls and Procedures, page 26

  Your disclosure does not comply with the language in Item 307 of Regulation S-K. Please confirm to us in disclosure-type format that your principal executive and principal financial officer concluded that your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e) were effective as of the end of the period covered by the report.

  GAFRI's response to Staff comment No. 1 is to propose that the first paragraph of Item 9A "Evaluation of Disclosure Controls and Procedures" be as follows:

  GAFRI's chief executive officer and chief financial officer, with the participation of management, have evaluated GAFRI's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rule 13a-14(c)) as of the end of the period covered by this report. Based on that evaluation, GAFRI's chief executive officer and chief financial officer concluded that the controls and procedures are effective. During the fourth quarter of 2006, there have been no changes in GAFRI's internal controls over financial reporting that they have materially affected, or are reasonably likely to materially affect, GAFRI's internal controls over financial reporting. During the fourth quarter of 2006, modifications were made to the controls of certain of GAFRI's information systems to modify the procedures with respect to emergency access by programmers. During the quarter, modifications were made to certain procedures with respect to the quarterly financial statement close process at the Company's operations in Austin, Texas. However, the related business processes and procedures did not materially change as a result of the modifications and, accordingly, management does not believe such changes are likely to materially affect GAFRI's internal controls over financial reporting.

  The Company acknowledges that:

      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please feel free to contact me with any further questions or comments. My direct dial phone number is 513-333-3309. Thank you.

GREAT AMERICAN FINANCIAL RESOURCES, INC.

By:
Christopher P. Miliano, Executive Vice President
and Chief Financial Officer